

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 13, 2007

VIA U.S. MAIL

Mr. Thomas J. Meaney
President
Mikros Systems Corporation
707 Alexander Road
Building Two, Suite 208
Princeton, New Jersey 08540

> **Re: Mikros Systems Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-14801**

Dear Mr. Meaney:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant